File No. 1-8644




                      UNITED STATES

           SECURITIES AND EXCHANGE COMMISSION

                 Washington, D.C.  20549










                       FORM U-3A-2


     Statement by Holding Company Claiming Exemption
      Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935








                IPALCO ENTERPRISES, INC.

           One Monument Circle, P.O. Box 1595
            Indianapolis, Indiana  46206-1595





                    February 27, 2001

                                             File No. 1-8644
                      UNITED STATES

           SECURITIES AND EXCHANGE COMMISSION

                 Washington, D.C.  20549

                       Form U-3A-2


     Statement by Holding Company Claiming Exemption
      Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

          To Be Filed Annually Prior to March 1


                IPALCO ENTERPRISES, INC.

hereby files with the Securities and Exchange Commission

(Commission), pursuant to Rule 2, its statement claiming

exemption as a holding company from the provisions of the

Public Utility Holding Company Act of 1935, and submits

the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

               IPALCO Enterprises, Inc.

          (claimant) is an Indiana corporation

          and has its principal executive

          office at One Monument Circle,

          Indianapolis, Indiana 46204.

               Indianapolis Power & Light

          Company (IPL) is an Indiana

          corporation engaged in the business

          of generating, transmitting and

          selling electric energy in the City

          of Indianapolis, Marion County and in

          neighboring cities, towns and

          communities and adjacent rural areas,

          all within the State of Indiana, the

          most distant point being about forty

          miles from Indianapolis.  On November

          20, 2000, IPL sold its facilities

          used to produce, distribute and sell

          steam within the City of Indianapolis

          to the Board of Directors for

          Utilities of the Department of Public

          Utilities of the City of

          Indianapolis, as trustee of a public

          charitable trust, d/b/a Citizens Gas

          & Coke Utility (CGCU).

               Unless otherwise indicated, each

          of the following subsidiaries is an

          Indiana corporation conducting

          business within the State of Indiana.

          In July, 1984, claimant organized Mid-

          America Capital Resources, Inc.

          (MACR), a wholly-owned subsidiary of

          claimant, under and through which

          claimant intends its non-regulated

          activities.  On November 17, 1989 a

          wholly-owned subsidiary of MACR,

          called Mid-America Energy Resources,

          Inc. (MAER) was formed to own and

          operate a district cooling system to

          provide chilled water for the purpose

          of air conditioning buildings in

          downtown Indianapolis.  Substantially

          all MAER assets were sold to CGCU on

          November 20, 2000.  On July 25, 1991,

          MAER acquired Cleveland Thermal

          Energy Corporation (CTEC), an Ohio

          corporation, as a subsidiary.  CTEC

          owns and operates a steam heating

          system in Cleveland, Ohio.  On March

          31, 1992, Cleveland District Cooling

          Corporation (CDCC), an Ohio

          corporation, was formed to own and

          operate a district cooling system in

          downtown Cleveland.  As of March,

          1997, CTEC and CDCC became wholly-

          owned subsidiaries of MACR and not

          MAER.  CTEC and CDCC have agreed to

          sell substantially all assets to

          Dominion Cleveland Thermal, Inc., an

          affiliate of Dominion Resources,

          Inc., pursuant to an asset purchase

          agreement dated November 2, 2000.

          The transaction is expected to close

          in March 2001.

               In 1992, MACR acquired a 30%

          ownership interest in Store Heat and

          Produce Energy, Inc. (SHAPE), and

          currently holds an 80% interest in

          SHAPE.  SHAPE owns a portfolio of

          patents on energy storage technology.

          Indianapolis Campus Energy, Inc.

          (ICE) was formed in 1993 to

          construct, own and operate a chilled

          water production facility to provide

          air conditioning for the Eli Lilly

          and Company Technology Center

          industrial campus.  Substantially all

          ICE assets were sold to CCGU on

          November 20, 2000.

               In 1996, IPL formed IPL Funding

          Corporation, an Indiana corporation,

          for purposes of engaging in a

          financing transaction.

               IPL Funding Corporation, MACR,

          MAER, CTEC, CDCC, SHAPE and ICE are

          not "public utility companies" as

          defined in the Act.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Indiana and all transmission lines which deliver or receive electric energy at the borders of such State:

               At the date of the filing of

          this Statement, the claimant had no

          properties of the nature above-

          described in the State of Indiana or

          elsewhere, being solely a holding

          company owning cash and all o the

          issued and outstanding shares of

          Common Stock of IPL and MACR.

               The properties of IPL,

          claimant's only public utility

          subsidiary, used for the generation,

          transmission and distribution of

          electric energy for sale are located

          wholly within the State of Indiana

          and consist of the following:

          Generating Plants:

               IPL owns and operates three
          primarily coal-fired generating
          plants and one natural gas-fired
          combustion turbine plant that are
          used for electric generation. The
          generating plants have a total gross
          nameplate rating of 3,117 MW, a
          winter capability of 3,129 MW and a
          summer capability of 3,036 MW.  All
          figures are net of station use.

          Total Electric Stations:

          H. T. Pritchard Plant, 25 miles
          southwest of Indianapolis, seven
          units in service with 367 MW
          nameplate rating (net winter
          capability 344 MW, summer 341 MW).

          E. W. Stout Plant, located in the
          southwest part of Marion County,
          Indiana, eleven units in service with
          955 MW nameplate rating (net winter
          capability 1,013 MW, summer 944 MW).

          Georgetown Plant, located in the
          northwest part of Marion County,
          Indiana, one combustion turbine unit
          in service with 79 MW nameplate
          rating (net winter capability 100 MW,
          summer 79 MW).

          Petersburg Plant, located in Pike
          County, Indiana, seven units in
          service with 1,716 MW nameplate
          rating (net winter capability, 1,672
          MW, summer 1,672 MW).

          The number of units indicated above
          include three gas turbine units at
          the Stout Plant added in 1973, one
          gas turbine added in 1994, one gas
          turbine added in 1995, one diesel
          unit each at Pritchard and Stout
          Plants and three diesel units at
          Petersburg Plant, all added in 1967.
          Each diesel unit has a nameplate
          rating of 3 MW.


          Transmission and Distribution System
     Properties:

               IPL's transmission system
          located entirely within the State of
          Indiana includes 457 circuit miles of
          345,000 volt lines, 359 circuit miles
          of 138,000 volt lines and 269 miles
          of 34,500 volt lines.  Distribution
          facilities include 4,717 pole miles
          and 19,892 wire miles of overhead
          lines.  Underground distribution and
          service facilities include 623 miles
          of conduit and 6,789 wire miles of
          conductor.  Underground street
          lighting facilities include 94 miles
          of conduit and 2,053 wire miles of
          conductor.  The system also has 75
          bulk power substations and 69
          distribution substations.

               None of the transmission lines
          is positioned or located to deliver
          or receive electric energy at the
          borders of the State of Indiana.


     3. The following information is for the calendar year 2000 with respect to IPL, claimant's only subsidiary public utility company:

          (a)  Number of KWH of electric energy sold
     (at retail or wholesale):  16,420,870,185 KWH.

          (b)  Number of KWH of electric energy
     distributed at retail outside the State of
     Indiana:  None.

          (c)  Number of KWH of electric energy sold
     at wholesale outside the State of Indiana or at the State line: None.

          (d)  Number of KWH of electric energy
     purchased outside the State of Indiana or at the State line: None.


     4. Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

     (a)  Name, location, business address and
          description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Not Applicable.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Not Applicable.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          Not Applicable.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Not Applicable.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Not Applicable.


     Annexed hereto as Exhibit A is a consolidating

statement of income and surplus of the claimant and its

subsidiary companies for the last calendar year (2000),

together with a consolidating balance sheet of the

claimant and its subsidiary companies as of the close of

such calendar year.

     Exhibit B is not applicable to this filing.  (See

Paragraph 4 above.)

     The above-named claimant has caused this statement

to be duly executed on its behalf by its authorized

officers on this 27th day of February, 2001.


                              IPALCO Enterprises, Inc.
                                (Name of claimant)



                              By /s/ John R. Brehm
                                   John R. Brehm
                                   Vice President and Treasurer


(CORPORATE SEAL)



Attest:



/s/ Clark L. Snyder
Clark L. Snyder, Assistant Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

     Clark L. Snyder, Assistant Secretary and Assistant
     General Counsel
     One Monument Circle, Indianapolis, Indiana  46204



                                                                 EXHIBIT A
                     IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 2000
                             (Dollars in Thousands)



                                                                           MACR                           Total
ASSETS                                      CTEC      CDCC       MAER    (Parent)     ICE       SHAPE     MACR
UTILITY PLANT:
  Utility plant in service                      $0         $0         $0        $0         $0        $0       $0
  Less accumulated depreciation                  0          0          0         0          0         0        0
----------------------------------------------------------------------------------------------------------------
    Utility plant in service - net               0          0          0         0          0         0        0
  Construction work in progress                  0          0          0         0          0         0        0
  Property held for future use                   0          0          0         0          0         0        0
----------------------------------------------------------------------------------------------------------------
    Utility plant - net                          0          0          0         0          0         0        0
----------------------------------------------------------------------------------------------------------------
OTHER ASSETS - NET                           5,082      3,679          0    37,008          0         0   45,769
----------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                      1          0      3,411     4,695      1,406         0    9,513
  Financial investments                          0          0          0         0          0         0        0
  Accounts receivable (less allowance
    for doubtful accounts - $1,794)          2,188        132        458         0        252         0    3,030
  Receivable from parent                         0          0     20,032    30,916      4,509         0   55,457
  Fuel - at average cost                       452          0          0         0          0         0      452
  Materials and supplies-at average cost       496         49          0         0          0         0      545
  Tax refund receivable                        182          0          0         0          0         0      182
  Prepayments and other current assets         174          4          0         0          0         0      178
----------------------------------------------------------------------------------------------------------------
      Total current assets                   3,493        185     23,901    35,611      6,167         0   69,357
----------------------------------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                              0          0          0         0          0         0        0
  Miscellaneous                                234      1,725          0         9          0       300    2,268
----------------------------------------------------------------------------------------------------------------
      Total deferred debits                    234      1,725          0         9          0       300    2,268
----------------------------------------------------------------------------------------------------------------
      TOTAL                                 $8,809     $5,589    $23,901   $72,628     $6,167      $300 $117,394
================================================================================================================



                                                                    EXHIBIT A
CONTINUATION OF PREVIOUS TABLE

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 2000
                             (Dollars in Thousands)


                                            MACR
                                        Consolidating
                                           Entries           Consolidated   IPL
                                            Debit    Credit      MACR    (Parent)   IPL FUND
ASSETS
UTILITY PLANT:
  Utility plant in service                      $0         $0         $0 $2,897,399         $0
  Less accumulated depreciation                  0          0          0  1,344,403          0
----------------------------------------------------------------------------------------------
    Utility plant in service - net               0          0          0  1,552,996          0
  Construction work in progress                  0          0          0     84,146          0
  Property held for future use                   0          0          0     10,692          0
----------------------------------------------------------------------------------------------
    Utility plant - net                          0          0          0  1,647,834          0
----------------------------------------------------------------------------------------------
OTHER ASSETS - net                               0     31,799     13,970      5,769          0
----------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                      0          0      9,513     13,886         52
  Financial investments                          0          0          0          0          0
  Accounts receivable (less allowance
    for doubtful accounts - $1,794)              0          0      3,030     57,666      5,556
  Receivable from parent                         0     42,323     13,134     54,979          0
  Fuel - at average cost                         0          0        452     23,196          0
  Materials and supplies-at average cost         0          0        545     48,246          0
  Tax refund receivable                          0          0        182         40          0
  Prepayments and other current assets           0          0        178      1,807          0
----------------------------------------------------------------------------------------------
      Total current assets                       0     42,323     27,034    199,820      5,608
----------------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                              0          0          0    137,156          0
  Miscellaneous                                  0          0      2,268      8,829          0
----------------------------------------------------------------------------------------------
      Total deferred debits                      0          0      2,268    145,985          0
----------------------------------------------------------------------------------------------
==============================================================================================
      TOTAL                                     $0    $74,122    $43,272 $1,999,408     $5,608
==============================================================================================


                                                                       EXHIBIT A

CONTINUATION OF PREVIOUS TABLE

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 2000
                             (Dollars in Thousands)


                                               IPL
                                          Consolidating                              Consolidating
                                            Entries           Consolidated               Entries
                                             Debit    Credit      IPL     Enterprises Debit     Credit         Consolidation
ASSETS
UTILITY PLANT:
  Utility plant in service                      $0         $0 $2,897,399        $0         $0        $0        $2,897,399
  Less accumulated depreciation                  0          0  1,344,403         0          0         0         1,344,403
--------------------------------------------------------------------------------------------------------------------------
    Utility plant in service - net               0          0  1,552,996         0          0         0         1,552,996
  Construction work in progress                  0          0     84,146         0          0         0            84,146
  Property held for future use                   0          0     10,692         0          0         0            10,692
--------------------------------------------------------------------------------------------------------------------------
    Utility plant - net                          0          0  1,647,834         0          0         0         1,647,834
--------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS - net                               0         50      5,719   757,432          0   755,366 (A)        21,755
--------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                      0          0     13,938    59,637          0    14,436 (B)        68,652
  Financial investments                          0          0          0         0          0         0                 0
  Accounts receivable (less allowance
    for doubtful accounts - $1,794)              0          0     63,222       313          0         0            66,565
  Receivable from parent                         0      5,426     49,553         0          0    62,687 (B)             0
  Fuel - at average cost                         0          0     23,196         0          0         0            23,648
  Materials and supplies-at average cost         0          0     48,246         0          0         0            48,791
  Tax refund receivable                          0          0         40         0          0       222 (B)             0
  Prepayments and other current assets           0          0      1,807         0          0         0             1,985
--------------------------------------------------------------------------------------------------------------------------
      Total current assets                       0      5,426    200,002    59,950          0    77,345           209,641
--------------------------------------------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                              0     44,330     92,826         0                                 92,826
  Miscellaneous                                  0          0      8,829       123          0         0            11,220
--------------------------------------------------------------------------------------------------------------------------
      Total deferred debits                      0     44,330    101,655       123          0         0           104,046
--------------------------------------------------------------------------------------------------------------------------
      TOTAL                                     $0    $49,806 $1,955,210  $817,505         $0  $832,711        $1,983,276
==========================================================================================================================



                                                                      EXHIBIT A

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 2000
                             (Dollars in Thousands)



                                                                           MACR                          Total
                                            CTEC      CDCC       MAER    (Parent)     ICE       SHAPE    MACR
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:


  Common shareholders' equity:
    Common stock                            $7,000    $25,000         $1   $13,702         $1    $1,545 $47,249
    Premium and net gain on preferred
      stock                                      0          0          0         0          0         0       0
    Retained earnings                      (10,658)   (23,454)     4,315    50,164      3,909    (7,801) 16,475
    Accumulated other comprehensive income       0          0          0         7          0         0       7
    Treasury stock, at cost                      0          0          0         0          0         0       0
----------------------------------------------------------------------------------------------------------------
        Total common shareholders' equity   (3,658)     1,546      4,316    63,873      3,910    (6,256) 63,731

    Cumulative preferred stock                   0          0          0         0          0         0       0
    Long-term debt                               0          0          0         0          0         0       0
----------------------------------------------------------------------------------------------------------------
        Total capitalization                (3,658)     1,546      4,316    63,873      3,910    (6,256) 63,731
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper       0          0          0         0          0         0       0
  Current maturities and sinking fund
      requirements                               0          0          0         0          0       300     300
  Accounts payable and accrued expenses     15,185     10,607        172    13,278          0     6,065  45,307
  Dividends payable                              0          0          0         0          0         0       0
  Taxes accrued                               (302)      (393)    19,412    (4,271)     2,257       345  17,048
  Interest accrued                               0          0          0         0          0        34      34
  Other current liabilities                      0          0          0         0          0         0       0
----------------------------------------------------------------------------------------------------------------
        Total current liabilities           14,883     10,214     19,584     9,007      2,257     6,744  62,689
----------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes-net     (2,416)    (6,171)         1      (261)         0      (188) (9,035)
  Unamortized investment tax credit              0          0          0         0          0         0       0
  Accrued postretirement benefits                0          0          0         0          0         0       0
  Accrued pension benefits                       0          0          0         0          0         0       0
  Miscellaneous                                  0          0          0         9          0         0       9
----------------------------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities               (2,416)    (6,171)         1      (252)         0      (188) (9,026)
----------------------------------------------------------------------------------------------------------------
      TOTAL                                 $8,809     $5,589    $23,901   $72,628     $6,167      $300 $117,394
================================================================================================================

                                                 0          0          0         0          0         0        0


                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 2000
                             (Dollars in Thousands)

                                                 MACR
                                            Consolidating
                                               Entries       Consolidated
                                            Debit    Credit      MACR     IPL (Parent)  IPL FUND
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity:
    Common stock                           $33,547         $0    $13,702   $324,537        $50
    Premium and net gain on preferred
      stock                                      0          0          0      2,642          0
    Advances - Associated Companies              0          0          0          0          0
    Retained earnings                       (1,136)         0     17,611    397,032          0
    Accumulated other comprehensive income       0          0          7     (1,820)         0
    Treasury stock, at cost                      0          0          0          0          0
----------------------------------------------------------------------------------------------
        Total common shareholders' equity   32,411          0     31,320    722,391         50

    Cumulative preferred stock                   0          0          0     59,135          0
    Long-term debt                               0          0          0    621,863          0
----------------------------------------------------------------------------------------------
        Total capitalization                32,411          0     31,320  1,403,389         50
----------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper       0          0          0          0          0
  Current maturities and sinking fund
      requirements                               0          0        300      6,150          0
  Accounts payable and accrued expenses     42,323          0      2,984     52,324      5,558
  Dividends payable                              0          0          0     15,240          0
  Taxes accrued                                  0          0     17,048     30,225          0
  Interest accrued                               0          0         34     13,037          0
  Other current liabilities                      0          0          0     14,444          0
----------------------------------------------------------------------------------------------
        Total current liabilities           42,323          0     20,366    131,420      5,558
----------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes           (612)         0     (8,423)   328,670          0
  Unamortized investment tax credit              0          0          0     36,458          0
  Accrued postretirement benefits                0          0          0      5,237          0
  Accrued pension benefits                       0          0          0     91,191          0
  Miscellaneous                                  0          0          9      3,043          0
----------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                 (612)         0     (8,414)   464,599          0
----------------------------------------------------------------------------------------------
      TOTAL                                $74,122         $0    $43,272 $1,999,408     $5,608
==============================================================================================

                                            74,122    (74,122)         0          0          0


                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                          Consolidated Balance Sheets,
                                December 31, 2000
                             (Dollars in Thousands)

                                                   IPL
                                               Consolidating                              Consolidating
                                                  Entries                                    Entries
                                            Debit    Credit      IPL     Enterprises Debit              Credit  Consolidation
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity:
    Common stock                               $50         $0   $324,537  $449,987   $338,239 (A)            $0   $449,987
    Premium and net gain on preferred
      stock                                      0          0      2,642         0      1,993 (A)             0       $649
    Advances - Associated Companies              0          0          0         0          0                 0         $0
    Retained earnings                            0          0    397,032   788,932    415,134 (A)             0   $788,441
    Accumulated other comprehensive income       0          0     (1,820)        0          0                 0    ($1,813)
    Treasury stock, at cost                      0          0          0  (507,116)         0                 0  ($507,116)
--------------------------------------------------------------------------------------------------------------------------
        Total common shareholders' equity       50          0    722,391   731,803    755,366                 0    730,148

    Cumulative preferred stock                   0          0     59,135         0          0                 0     59,135
    Long-term debt                               0          0    621,863         0          0                 0    621,863
--------------------------------------------------------------------------------------------------------------------------
        Total capitalization                    50          0  1,403,389   731,803    755,366                 0  1,411,146
--------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper       0          0          0         0          0                 0          0
  Current maturities and sinking fund
      requirements                               0          0      6,150         0          0                 0      6,450
  Accounts payable and accrued expenses      5,426          0     52,456    65,426     62,687 (B)             0     58,179
  Dividends payable                              0          0     15,240    14,560     14,436 (B)             0     15,364
  Taxes accrued                                  0          0     30,225     2,426        222 (B)             0     49,477
  Interest accrued                               0          0     13,037       (20)         0                 0     13,051
  Other current liabilities                      0          0     14,444         0          0                 0     14,444
--------------------------------------------------------------------------------------------------------------------------
        Total current liabilities            5,426          0    131,552    82,392     77,345                 0    156,965
--------------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes         44,330          0    284,340      (746)         0                 0    275,171
  Unamortized investment tax credit              0          0     36,458         0          0                 0     36,458
  Accrued postretirement benefits                0          0      5,237         0          0                 0      5,237
  Accrued pension benefits                       0          0     91,191         0          0                 0     91,191
  Miscellaneous                                  0          0      3,043     4,056          0                 0      7,108
--------------------------------------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities               44,330          0    420,269     3,310          0                 0    415,165
--------------------------------------------------------------------------------------------------------------------------
      TOTAL                                $49,806         $0 $1,955,210  $817,505   $832,711                $0 $1,983,276
==========================================================================================================================

                                            49,806   (49,806)          0         0    832,711 (832,711)       0         0


                                                                       EXHIBIT A

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES

                        Statements of Consolidated Income
                      For the Year Ended December 31, 2000
                             (Dollars In Thousands)



                                                                           MACR                          Total
                                            CTEC      CDCC       MAER    (Parent)     ICE       SHAPE    MACR
UTILITY OPERATING REVENUES:
  Electric                                      $0         $0         $0        $0         $0        $0      $0
  Steam                                          0          0          0         0          0         0       0
----------------------------------------------------------------------------------------------------------------
        Total operating revenues                 0          0          0         0          0         0       0
----------------------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                         0          0          0         0          0         0       0
    Other                                        0          0          0         0          0         0       0
  Power purchased                                0          0          0         0          0         0       0
  Purchased steam                                0          0          0         0          0         0       0
  Maintenance                                    0          0          0         0          0         0       0
  Voluntary early retirement program             0          0          0         0          0         0       0
benefit costs
  Depreciation and amortization                  0          0          0         0          0         0       0
  Taxes other than income taxes                  0          0          0         0          0         0       0
  Income taxes - net                             0          0          0         0          0         0       0
----------------------------------------------------------------------------------------------------------------
        Total operating expenses                 0          0          0         0          0         0       0
----------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                 0          0          0         0          0         0       0
----------------------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction
  Other - net                                 (805)    (3,436)     5,867     2,100      1,551       (96)   5,181
  Gain (Loss) on sale of assets                  0          0     46,019         0      5,736         0   51,755
  Gain on sale of available for sale             0          0          0   102,267          0         0  102,267
securities, net of expenses
  Income taxes - net                         1,767      1,223    (18,060)  (41,856)    (2,293)       39  (59,180)
----------------------------------------------------------------------------------------------------------------
        Total other income and deductions-net  962     (2,213)    33,826    62,511      4,994       (57) 100,023
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES       962     (2,213)    33,826    62,511      4,994       (57) 100,023
----------------------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                     0          0      4,205         0      1,076         0    5,281
  Allowance for borrowed funds
    used during construction                     0          0          0         0          0         0        0
  Other interest                                 9          4         71       583          1         0      668
  Amortization of redemption premiums
    and expenses on debt - net                   0          0         69         0         18         0       87
  Preferred dividend
   requirements of subsidiary                    0          0          0         0          0         0        0
----------------------------------------------------------------------------------------------------------------
        Total interest and other charges-net     9          4      4,345       583      1,095         0    6,036
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
      INCOME BEFORE EXTRAORDINARY ITEM        $953    ($2,217)   $29,481   $61,928     $3,899      ($57) $93,987
----------------------------------------------------------------------------------------------------------------
      EXTRAORDINARY LOSS ON EARLY
          RETIREMENT OF DEBT                     0          0     (3,382)        0       (877)        0   (4,259)
----------------------------------------------------------------------------------------------------------------
      NET INCOME                              $953    ($2,217)   $26,099   $61,928     $3,022      ($57) $89,728
================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

EARNINGS PER SHARE OF COMMON STOCK


                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                        Statements of Consolidated Income
                      For the Year Ended December 31, 2000
                             (Dollars In Thousands)


                                                 MACR
                                             Consolidating
                                                Entries      Consolidated
                                            Debit    Credit      MACR    IPL(Parent)  IPL FUND
UTILITY OPERATING REVENUES:
  Electric                                      $0         $0         $0  $830,955         $0
  Steam                                          0          0          0    27,580          0
----------------------------------------------------------------------------------------------
        Total operating revenues                 0          0          0   858,535          0
----------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                         0          0          0   190,703          0
    Other                                        0          0          0   154,476      3,978
  Power purchased                                0          0          0    13,206          0
  Purchased steam                                0          0          0     5,259          0
  Maintenance                                    0          0          0    79,437          0
  Voluntary early retirement program             0          0          0    62,007          0
benefit costs
  Depreciation and amortization                  0          0          0   111,045          0
  Taxes other than income taxes                  0          0          0    37,348          0
  Income taxes - net                             0          0          0    68,831          0
----------------------------------------------------------------------------------------------
        Total operating expenses                 0          0          0   722,312      3,978
----------------------------------------------------------------------------------------------
OPERATING INCOME                                 0          0          0   136,223     (3,978)
----------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction                          0          0          0     2,073          0
  Other - net                                1,568          0      6,749    (2,140)     3,978
  Gain (Loss) on sale of assets                  0          0     51,755   (21,172)         0
  Gain on sale of available for sale             0          0    102,267         0          0
securities, net of expenses
  Income taxes - net                          (612)         0    (59,792)    8,893          0
----------------------------------------------------------------------------------------------
        Total other income and deductions-net  956          0    100,979   (12,346)     3,978
----------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES       956          0    100,979   123,877          0
----------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                     0          0      5,281    38,413          0
  Allowance for borrowed funds
    used during construction                     0          0          0      (961)         0
  Other interest                              (179)         0        489     1,046          0
  Amortization of redemption premiums
    and expenses on debt - net                   0          0         87     1,926          0
  Preferred dividend
   requirements of subsidiary                    0          0          0     3,213          0
----------------------------------------------------------------------------------------------
        Total interest and other charges-net  (179)         0      5,857    43,637          0
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
      INCOME BEFORE EXTRAORDINARY ITEM      $1,135         $0    $95,122   $80,240         $0
----------------------------------------------------------------------------------------------
      EXTRAORDINARY LOSS ON EARLY
          RETIREMENT OF DEBT                     0          0     (4,259)        0          0
----------------------------------------------------------------------------------------------
      NET INCOME                            $1,135         $0    $90,863   $80,240         $0
==============================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

EARNINGS PER SHARE OF COMMON STOCK



                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                        Statements of Consolidated Income
                      For the Year Ended December 31, 2000
                             (Dollars In Thousands)


                                                  IPL
                                             Consolidating   Consolidated               Consolidating Entries
                                            Debit    Credit      IPL     Enterprises   Debit              Credit  Consolidation
UTILITY OPERATING REVENUES:
  Electric                                      $0         $0   $830,955        $0         $0                $0  $830,955
  Steam                                          0          0     27,580         0          0                 0    27,580
--------------------------------------------------------------------------------------------------------------------------
        Total operating revenues                 0          0    858,535         0          0                 0   858,535
--------------------------------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                         0          0    190,703         0          0                 0   190,703
    Other                                        0      3,978    154,476         0          0                 0   154,476
  Power purchased                                0          0     13,206         0          0                 0    13,206
  Purchased steam                                0          0      5,259         0          0                 0     5,259
  Maintenance                                    0          0     79,437         0          0                 0    79,437
  Voluntary early retirement program             0          0     62,007         0          0                 0    62,007
benefit costs
  Depreciation and amortization                  0          0    111,045         0          0                 0   111,045
  Taxes other than income taxes                  0          0     37,348         0          0                 0    37,348
  Income taxes - net                             0          0     68,831         0          0                 0    68,831
--------------------------------------------------------------------------------------------------------------------------
        Total operating expenses                 0      3,978    722,312         0          0                 0   722,312
--------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                 0     (3,978)   136,223         0          0                 0   136,223
--------------------------------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allowance for equity funds used
    during construction                          0          0      2,073         0          0                 0     2,073
  Other - net                                    0      3,978     (2,140)  (13,701)    (2,106)                0   (11,198)
  Gain (Loss) on sale of assets                  0          0    (21,172)        0          0                 0    30,583
  Gain on sale of available for sale             0          0          0         0          0                 0   102,267
securities, net of expenses
  Income taxes - net                             0          0      8,893     6,076          0                 0   (44,823)
--------------------------------------------------------------------------------------------------------------------------
        Total other income and deductions-net    0      3,978    (12,346)   (7,625)    (2,106)                0    78,902
--------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES         0          0    123,877    (7,625)    (2,106)                0   215,125
--------------------------------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                     0          0     38,413     6,479          0                 0    50,173
  Allowance for borrowed funds
    used during construction                     0          0       (961)        0          0                 0      (961)
  Other interest                                 0          0      1,046     2,288     (2,106)                0     1,717
  Amortization of redemption premiums
    and expenses on debt - net                   0          0      1,926       128          0                 0     2,141
  Preferred dividend
   requirements of subsidiary                    0          0      3,213         0          0                 0     3,213
--------------------------------------------------------------------------------------------------------------------------
        Total interest and other charges-net     0          0     43,637     8,895     (2,106)                0    56,283
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
      INCOME BEFORE EXTRAORDINARY ITEM          $0         $0    $80,240  ($16,520)        $0                $0  $158,842
--------------------------------------------------------------------------------------------------------------------------
      EXTRAORDINARY LOSS ON EARLY
          RETIREMENT OF DEBT                     0          0          0         0          0                 0    (4,259)
--------------------------------------------------------------------------------------------------------------------------
      NET INCOME                                $0         $0    $80,240  ($16,520)        $0                $0  $154,583
==========================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                                                         87,259
                                                                                                                ==========
EARNINGS PER SHARE OF COMMON STOCK                                                                                  $1.77
                                                                                                                ==========

                                                                       EXHIBIT A

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                  Statements of Consolidated Retained Earnings
                      For the Year Ended December 31, 2000
                             (Dollars in Thousands)




                                                                           MACR                          Total
                                            CTEC      CDCC       MAER    (Parent)     ICE       SHAPE    MACR


RETAINED EARNINGS AT BEGINNING OF YEAR     ($11,610) ($21,238)  ($19,782)  $46,812    $886     ($7,744)  ($12,676)

NET INCOME                                      953    (2,217)    26,099    61,928   3,022         (57)    89,728
-----------------------------------------------------------------------------------------------------------------
      Total                                 (10,657)  (23,455)     6,317   108,740   3,908      (7,801)    77,052
-----------------------------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series              0         0          0         0        0          0          0
    Common stock                                  0         0      2,000    58,575        0          0     60,575
-----------------------------------------------------------------------------------------------------------------
      Total                                       0         0      2,000    58,575        0          0     60,575
-----------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR           ($10,657) ($23,455)    $4,317   $50,165   $3,908    ($7,801)   $16,477
=================================================================================================================


                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                  Statements of Consolidated Retained Earnings
                      For the Year Ended December 31, 2000



                                                   MACR
                                             Consolidating
                                                Entries      Consolidated
                                            Debit    Credit      MACR    IPL (Parent)  IPL FUND


RETAINED EARNINGS AT BEGINNING OF YEAR          $0         $0   ($12,676)  $453,331         $0

NET INCOME                                       0       1135     90,863     83,453          0
----------------------------------------------------------------------------------------------
      Total                                      0      1,135     78,187    536,784          0
----------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series             0          0          0      3,213          0
    Common stock                                 0          0     60,575    136,539          0
----------------------------------------------------------------------------------------------
      Total                                      0          0     60,575    139,752          0
----------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR                $0     $1,135    $17,612   $397,032         $0
==============================================================================================

                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE

                    IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                  Statements of Consolidated Retained Earnings
                      For the Year Ended December 31, 2000




                                                  IPL
                                           Consolidating
                                                Entries     Consolidated Consolidated    Consolidating Entries
                                            Debit    Credit     IPL       Enterprises   Debit             Credit      Consolidation


RETAINED EARNINGS AT BEGINNING OF YEAR          $0       $0   $453,331  $690,945        $441,145 (A)            $0        $690,455
NET INCOME                                       0        0     83,453   154,583         174,316 (A)             0         154,583
----------------------------------------------------------------------------------------------------------------------------------
      Total                                      0        0    536,784   845,528         615,461                 0         845,038
----------------------------------------------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series             0        0      3,213         0               0             3,213 (A)           0
    Common stock                                 0        0    136,539    56,540               0           197,114 (A)      56,540
    Capital stock expense                        0        0          0        57               0                 0              57
----------------------------------------------------------------------------------------------------------------------------------
      Total                                      0        0    139,752    56,597               0           200,327          56,597
----------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR                $0       $0   $397,032  $788,931        $615,461          $200,327        $788,441
==================================================================================================================================



                                                                       EXHIBIT A

       IPALCO ENTERPRISES, INC. and SUBSIDIARIES


   Consolidating Entries for the Year Ended December 31, 2000

                                                     Debit                Credit
                                                   -----------           ----------

(A) Common Stock - IPL                               $324,537
     Common Stock - Mid-America                        13,702
     Retained Earnings - Subsidiaries
       (Beginning Balance)*                           440,655
     Capital Stock Expense - IPL*                         490
     Net Income of Subsidiary Companies*              174,316
     Net Gain on Preferred Stock - IPL                  1,993
         Preferred Dividends - IPL*                                         $3,213
         Dividends Declared of Subsidiary Companies*                       197,114
         Investment in Subsidiary Companies                                755,366


To eliminate Enterprises investments in IPL and Mid-America.
*Net Credit to Retained Earnings on the balance sheet is $415,134




(B)  Accounts Payable                                 $62,687
       Dividends Payable                               14,436
        Accounts Receivable from Associated Companies                      $77,123

       Taxes Payable                                      222
        Tax Refund Receivable                                                  222

To eliminate/consolidate intercompany receivables and payables.